Filed by: Old National Bancorp

(Commission File No.: 001-15817)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CapStar Financial Holdings, Inc.

Commission File No.: 001-37886

Date: October 26. 2023

Old National & CapStar Q&A - For internal use only – October 26, 2023

What are the details of this partnership?

On October 26, 2023, Old National entered into a definitive agreement to partner with Nashville, Tenn.-based CapStar Financial Holdings, Inc. (NASDAQ: CSTR), the holding company for CapStar Bank. This transaction includes 23 financial centers – 22 in Tennessee (including seven in the Nashville MSA) and one location in Ashville, NC.

•	Nashville MSA – 7 locations
•	Athens, TN – 2 locations
•	Wayne County, TN – 3 locations
•	Lawrence County, TN – 2 locations
•	Monroe County, TN – 2 locations
•	Coffee County, TN – 2 locations
•	Etowah, TN – 1 location
•	Cleveland, TN – 1 location
•	Chattanooga, TN – 1 location
•	Knoxville, TN – 1 location
•	Asheville, NC – 1 location

Based on June 30, 2023 financial numbers, the partnership includes $3.3 billion in total assets, $2.3 billion in total loans and $2.8 billion in total deposits, along with over $300 million in common shareholders’ equity. A community-focused bank that was founded in 2008, CapStar is ranked first among all Tennessee-based banks and fourth across the Southeast within S&P Global Market Intelligence’s ranking of banks with assets of $3 to $10 billion. Additionally, CapStar has been recognized as the highest-performing publicly traded Tennessee-based bank by Bank Director each of the past three years.

CapStar has also been recognized for excellence in business banking and mortgage lending.

The Nashville region is home to nearly two million people and is defined by a diverse economy, a relatively low cost of living, and a rich, creative culture. It serves as a headquarters location to companies like Nissan North America, Bridgestone Americas, Dollar General and Mitsubishi.

We expect to close the transaction in 2nd quarter 2024, with a conversion timeline still to be determined. We will communicate specific dates as soon as possible.

Why did Old National seek this partnership?

Over the past year, our 1834 division Wealth team has been delighting clients in the Nashville area, which is one of the 25th fastest growing cities in the United States. We also recently added a strong Commercial team that shares office space with our 1834 team.

Old National & CapStar Q&A - For internal use only – October 26, 2023

When the leadership at CapStar Bank approached us about the possibility of partnering, we recognized a tremendous opportunity to supplement our existing presence in Nashville with a strong, well-established banking center network that will enable us to offer area clients a holistic suite of financial products and services. We were also excited about the opportunity to introduce the ONB brand to several other vibrant and growing Southeastern cities, including Chattanooga, Knoxville and Asheville.

When it comes to partnership opportunities, culture is always a critical factor. And we are pleased to share that Old National and CapStar have very strong cultural alignment. Like Old National team members, CapStar employees prides themselves on serving clients with a highly individualized and consultative approach to client service. CapStar is also committed to strengthening and supporting the communities it serves.

Why did CapStar Bank seek this partnership?

CapStar’s partnership with Old National Bank will build on and further accelerate the progress CapStar has made over the last 16 years. As they looked at the competitive landscape within their key markets, they recognized that becoming part of an organization like Old National would provide the additional scale and resources needed to more fully serve their existing clients while also creating an opportunity to go toe-to-toe with larger banks in the region.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed merger of CapStar with and into Old National (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected,  (2) the ability of CapStar to obtain the necessary approval by its shareholders, (3) the ability of Old National and CapStar to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Forward-Looking Statements” (in the case of Old National), “Cautionary Note Regarding Forward-Looking Statements” (in the case of CapStar), and “Risk Factors” in Old National’s and CapStar’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by Old National and CapStar with the Securities and Exchange Commission (“SEC”).

Old National & CapStar Q&A - For internal use only – October 26, 2023

Additional Information and Where To Find It

In connection with the proposed Merger, Old National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CapStar and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus when it becomes available (and any other documents filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus) because such documents will contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) CapStar on its website at https://ir.capstarbank.com/financial-information/sec-filings.

Participants in the Solicitation

Old National, CapStar and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the proposed Merger. Information regarding the directors and executive officers of Old National and CapStar and other persons who may be deemed participants in the solicitation of the shareholders of CapStar in connection with the proposed Merger will be included in the proxy statement/prospectus for CapStar’s special meeting of shareholders, which will be filed by Old National with the SEC. Information about the directors and officers of Old National and their ownership of Old National’s common stock can be found in Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of CapStar and their ownership of CapStar’s common stock can be found in CapStar’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by CapStar with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.